Calvin B. Taylor Bankshares, Inc.
                         P.O. Box 5
                 Berlin, Maryland 21811-0005
                       (410) 641-1700


August 1, 2005


Ms. Kathleen Collins, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549



Subject:   Response to letter dated July 22, 2005
           Calvin B. Taylor Bankshares, Inc. (Company)
           Form 10-K for Fiscal Year Ended December 31, 2004 (Filed
              March 15, 2005)
           Form 10-Q for Fiscal Quarter Ended March 31, 2005 (Filed
              May 10, 2005)

Dear Ms. Collins,

     In response to the referenced letter, we are providing examples of the corrections we will make to our future periodic filings with SEC on pages 2 through 4 of this correspondence.

     The undersigned acknowledge that:
... the Company is responsible for the adequacy and accuracy of disclosures in filings with United States Securities and Exchange
Commission (Commission);
... comments by Commission staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filings; and ... the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate the cooperative manner in which you have assisted us in improving and standardizing our disclosures and certifications.

Sincerely,



/s/ Reese F. Cropper, Jr.
Reese F. Cropper, Jr.
Chief Executive Officer



/s/ Jennifer G. Hawkins
Jennifer G. Hawkins
Treasurer


Ms. Kathleen Collins, Accounting Branch Chief
United States Securities and Exchange Commission
Page 2


Item 9A. Controls and Procedures

1. Commission Comment: "...Tell us what consideration you have given to SEC Release No. 33-8238 which requires that the evaluation be done as of the end of the period covered by the annual or quarterly reports."

Company Response to 1.:
The process of evaluating disclosure controls and procedures was conducted over a period of not more than 90 days prior to the reporting period end, in order to be relied upon for a conclusion as of the reporting period end. We will clarify this in the wording of
Item 9A in future filings as follows:

     "The Company's management, including the CEO and Treasurer, performed an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of [reporting period end]."


2. Commission Comment: "...Tell us how you intend to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures."

Company Response to 2.:
We will address the effectiveness of our disclosure controls and procedures in future filings as follows. This statement will immediately follow the statement in response to Commission Comment 1.:

"Based on that evaluation, the Company's management, including the CEO and Treasurer, have concluded that the Company's disclosure controls and procedures are effective."


3. Commission Comment: "...Tell us how you intend to address your officers' conclusions regarding the effectiveness of your internal controls over financial reporting."

Company Response to 3.:
We will address the effectiveness of our internal controls over financial reporting in future filings as follows:

"As of [reporting period end], the Company's management, including the CEO and Treasurer, have concluded that the Company's internal controls over financial reporting are effective."



Ms. Kathleen Collins, Accounting Branch Chief
United States Securities and Exchange Commission
Page 3


Certification of Principal Executive Officer
4. Commission Comment: "...Tell us how you considered Section III.D of Management's Reports on Internal Control over Financial
       Reporting and Certification of Disclosure in Exchange Act
       Periodic Reports, SEC Release No. 33-8238..."

Company Response to 4.:
We will modify our Section 302 certifications to comply with SEC
Release No. 33-8238 to read as follows:


Exhibit 31.1
Certification - Pursuant to Section 302 of the Sarbanes-Oxley Act of
2002

I, Reese F. Cropper, Jr., certify that:
1. I have reviewed this quarterly report on Form 10-Q of Calvin B. Taylor Bankshares, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
     b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;


Ms. Kathleen Collins, Accounting Branch Chief
United States Securities and Exchange Commission
Page 4

     c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
     d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the most recent fiscal quarter that has or is reasonably likely to materially affect the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):
     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

                                    Calvin B. Taylor Bankshares, Inc.
Date:  _______                      By:
                                    Reese F. Cropper, Jr.
                                    Chairman & Chief Executive Officer